UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             MONARCH SERVICES, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.25 PAR VALUE

                         (Title of Class of Securities)

                                  609020 10 2

                                 (CUSIP Number)

                              Thomas J. Plotz, Esq.
                                  Shaw Pittman
                                2300 N Street, NW
                             Washington, D.C. 20037
                                 (202) 663-8000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 29, 2001

            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                  SCHEDULE 13D

   CUSIP No. 609020 10 2                                   Page 2 of 10 Pages

1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
     Swampoodle  L.P.
     52-2025208
--------------------------------------------------------------------------------
2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a) / /
                                                                    (b) /X/*
--------------------------------------------------------------------------------
3     SEC  USE  ONLY
--------------------------------------------------------------------------------
4     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         / /
--------------------------------------------------------------------------------
6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Maryland
--------------------------------------------------------------------------------

               7     SOLE  VOTING  POWER
NUMBER  OF
SHARES                    82,500
BENEFICIALLY    ----------------------------------------------------------------
OWNED  BY
EACH            8     SHARED  VOTING  POWER
REPORTING
PERSON                       -0-
WITH            ----------------------------------------------------------------

               9     SOLE  DISPOSITIVE  POWER
                          82,500
               -----------------------------------------------------------------

               10     SHARED  DISPOSITIVE  POWER
                             -0-
               -----------------------------------------------------------------

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       82,500
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           /  /
--------------------------------------------------------------------------------
13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       5.1%
--------------------------------------------------------------------------------

14     TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
           PN
--------------------------------------------------------------------------------


* Although Swampoodle L.P. has jointly proposed a resolution to the Board of Directors of Monarch Services, Inc. (the "Company") with Anthony J. Sutton as more fully described in Item 4 hereof, there is no agreement or understanding between them with respect to the voting, acquisition, disposition or holding of the Company's registered securities. Therefore, Swampoodle L.P. disclaims that it is a member of a "group" with Mr. Sutton pursuant to Section 13(d) of the Exchange Act.

Item  4.       PURPOSE  OF  TRANSACTION

               On May 29, 2001, Swampoodle L.P. and Anthony J. Sutton jointly submitted a proposed resolution and supporting statement to the Board of Directors (the "Board") of the Company for inclusion in the Company's proxy statement relating to the next annual meeting of stockholders. The resolution would require the Board to explain and seek shareholder approval of the Company's business plan.

               In addition, on May 29, 2001, Mr. Drayne, on behalf of Swampoodle L.P., and Mr. Sutton urged the Board to either sell or liquidate the Company, or make an offer to purchase the shares belonging to its public shareholders. Copies of Messrs. Drayne's and Sutton's letters to the Board, along with the proposed resolution and supporting statement referenced above, are attached hereto as Exhibits 1 and 2, respectively.

               As of the date hereof, Swampoodle is holding the Common Stock solely for investment purposes and, except as set forth in the preceding paragraphs or as previously disclosed in this Schedule 13D, none of the parties named in Item 2 has any present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Swampoodle may continue purchases of Common Stock.

Item  5.       INTEREST  IN  SECURITIES  OF  THE  ISSUER

          (a) As of the date hereof, Swampoodle may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 82,500 shares (5.1%) of Common Stock.

          (b) As of the date hereof, Swampoodle has sole voting power over 82,500 shares of Common Stock and has sole dispositive power over 82,500 shares of Common Stock.


          (c) Since its most recent filing on Schedule 13D, Swampoodle has effected the following transactions in Common Stock:

               Date of Purchase     Shares   Price  Per  Share   Purchase  Type
               ----------------     ------   -----------------   --------------
                   12/29/00          500           $3.375          Open Market


          (d)  Not  applicable.

          (e)  Not  applicable.


                               Page 3 of 10 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      June  4,  2001

                              Swampoodle  L.P.

                              By:  Swampoodle  Holdings,  Inc.
                                   General  Partner


                              By:  /s/  Michael  R.  Drayne
                                   ---------------------------
                                   Name:  Michael  R.  Drayne
                                   Title: President


                               Page 4 of 10 Pages